Exhibit 4.3(b)

Notice of [YEAR] Restricted Stock Unit Award Granted Under the
Amended and Restated Tree.com, Inc. 2008 Stock and Annual Incentive Plan

(the “2008 Amended Plan”)

Important Note: You must login to your account at www.benefitaccess.com to obtain other important information concerning this award, including a copy of the 2008 Amended Plan and the Terms and Conditions for 2012 Restricted Stock Unit Awards (the “Terms and Conditions”).

Award Recipient:

[YEAR] Restricted Stock Unit Award:	xxxxx restricted stock units (“RSUs”) granted under the 2008 Amended Plan.

Award Date:

Vesting Schedule:	Your RSUs shall, subject to the provisions of the 2008 Amended Plan and the Terms and Conditions, vest and no longer be subject to any restriction as of the dates set forth below:

Vesting Date	Percentage of Total Award Vesting
33.3316%
33.3342%
33.3342%

Impact of a Termination of Employment:

Except as otherwise provided in the 2008 Amended Plan or in the attached Terms and Conditions, or any prior employment agreement, all of your unvested RSUs will be forfeited and canceled in their entirety upon a Termination of Employment.

Terms and Conditions:

Capitalized terms used (but not defined) in this Award Notice shall have the meanings set forth in the 2008 Amended Plan.

Your RSUs are subject to the Terms and Conditions and to the 2008 Amended Plan, both of which are posted on www.benefitaccess.com. Additional copies of these documents are also available on the MyEquity page of the Company intranet at http://mytreehouse/EmployeeFocus/Pages/MyEquity.aspx or upon request from your Human Resources Department.

Notice of Restricted Stock Unit Award